Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)

Unaudited Interim Consolidated Financial Statements

June 30, 2009
(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	June 30, 2009	December 31, 2008
	$	$
Assets

Current assets
Cash and cash equivalents (note 4)	27,205,124	25,799,735
Short-term investments (note 4)	25,917,345	39,174,200
Marketable securities	33,000	7,500
Amounts receivable	70,143	132,710
Prepaid expenses	185,729	77,777

	53,411,341	65,191,922

Bonding and other deposits (note 5)	3,584,025	2,578,825
Mineral properties (note 6)	32,314,197	31,808,821
Capital assets (note 7)	1,463,917	1,631,304
Construction in progress (note 8)	727,636	323,093

	38,089,775	36,342,043

	91,501,116	101,533,965

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	746,825	2,265,058
	746,825	2,265,058

Future income tax liability	478,000	478,000
Asset retirement obligation (note 9)	557,192	513,576

	1,782,017	3,256,634

Shareholders' equity (note 10)
Capital stock	144,805,960	144,396,460
Warrants	-	-
Contributed surplus	13,196,533	12,721,559
Deficit	(68,283,394)	(58,840,688)

	89,719,099	98,277,331

	91,501,116	101,533,965

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors (signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars, except for share data)
					Cumulative
					from
	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
	$	$	$	$	$
		(as restated - see Note 3)		(as restated - see Note 3)
Expenses
General and administrative	1,400,320	1,768,229	2,760,508	3,604,514	24,683,557
Exploration and evaluation	1,274,631	2,395,510	2,510,896	3,890,440	42,293,449
Development	897,580	1,338,567	3,274,068	1,338,567	12,128,604
Write-off of mineral properties	43,501	-	107,062	-	426,707

	(3,616,032)	(5,502,306)	(8,652,534)	(8,833,521)	(79,532,317)

Interest income	218,637	600,409	619,380	1,389,689	6,697,819
Foreign exchange gain (loss)	(1,933,051)	(156,296)	(1,298,720)	496,150	4,269,519
Other income (loss)	(117,332)	3,000	(110,832)	(8,685)	(147,470)

	(1,831,746)	447,113	(790,172)	1,877,154	10,819,868

Loss before income taxes	(5,447,778)	(5,055,193)	(9,442,706)	(6,956,367)	(68,712,449)

Recovery of future income taxes	-	-	-	-	429,055

Net loss and comprehensive loss for the period	(5,447,778)	(5,055,193)	(9,442,706)	(6,956,367)	(68,283,394)

Deficit - Beginning of period
As previously reported	(62,835,616)	(14,289,211)	(58,840,688)	(13,080,150)	-
Change in policy for accounting for exploration and development costs (note 3)	-	(28,599,066)	-	(27,906,953)	-

As restated	(62,835,616)	(42,888,277)	(58,840,688)	(40,987,103)	-

Deficit - End of period	(68,283,394)	(47,943,470)	(68,283,394)	(47,943,470)	(68,283,394)

Weighted average number of common shares outstanding:
Basic and diluted	93,893,607	93,222,893	93,789,463	92,746,354

Loss per common share:
Basic and diluted	(0.06)	(0.06)	(0.10)	(0.08)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)
					Cumulative
					from
	Three Months	Three Months	Six Months	Six Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
	$	$	$	$	$
		(as restated - see Note 3)		(as restated - see Note 3)
Cash provided by (used in)

Operating activities
Net loss for the period	(5,447,778)	(5,055,193)	(9,442,706)	(6,956,367)	(68,283,394)
Items not affecting cash:
Stock based compensation	194,485	1,195,742	474,974	2,048,886	15,237,171
Amortization of capital assets	135,925	142,047	289,054	230,234	915,118
Provision for reclamation	-	2,625	76,966	(4,975)	519,562
Write-off of mineral properties	43,501	-	107,062	-	426,707
Foreign exchange loss (gain)	1,933,051	156,296	1,298,720	(496,150)	(4,269,519)
Gain on sale of assets	-	-	-	-	(5,361)
Non-cash exploration costs (credits)	-	-	-	-	2,726,280
Other loss (income)	(10,500)	(3,000)	(17,000)	12,000	(2,002)
Future income taxes	-	-	-	-	(429,055)
Change in non-cash working capital items:
Amounts receivable	(5,841)	61,391	59,847	740,190	(55,718)
Prepaid expenses	(74,927)	(64,694)	(115,167)	(82,092)	(176,098)
Accounts payable and accrued liabilities	(562,625)	758,049	(1,515,464)	(100,162)	452,651

	(3,794,709)	(2,806,737)	(8,783,714)	(4,608,436)	(52,943,658)

Investing activities
Mineral property costs	(74,055)	(109,543)	(165,198)	(252,613)	(10,626,010)
Construction in progress	(346,724)	-	(404,543)	-	(727,636)
Purchase of short-term investments	(25,674,968)	(51,787,722)	(26,111,693)	(51,787,722)	(153,792,184)
Sale of short-term investments	36,228,213	-	38,961,264	49,989,021	129,583,182
Decrease (increase) in bonding and other deposits	16,465	(242,778)	(1,231,688)	(170,137)	(3,343,042)
Proceeds from sale of capital assets	-	-	-	-	26,344
Purchase of capital assets	(50,772)	(655,444)	(121,667)	(964,156)	(2,357,426)

	10,098,159	(52,795,487)	10,926,475	(3,185,607)	(41,236,772)

Financing activities
Issuance of common shares and warrants for cash	-	-	-	2,750,000	122,668,053
Share issue costs	-	(5,314)	-	(115,314)	(2,569,025)
Proceeds from exercise of warrants, compensation
options and stock options	-	43,750	-	90,000	18,567,931
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)

	-	38,436	-	2,724,686	121,101,834

Effects of foreign exchange rate changes on cash	(1,077,081)	(148,817)	(737,372)	482,476	283,720

Net change in cash and cash equivalents	5,226,369	(55,712,605)	1,405,389	(4,586,881)	27,205,124

Cash and cash equivalents - Beginning of period	21,978,755	77,438,481	25,799,735	26,312,757	-

Cash and cash equivalents - End of period	27,205,124	21,725,876	27,205,124	21,725,876	27,205,124

Non-cash financing and investing activities:
Common shares issued for properties	-	-	409,500	-

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. Except as set out below, the accounting policies used in the preparation of the unaudited interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2008 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

Adoption of new accounting pronouncement

Sections 3064 – Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on the consolidated financial statements.

3.	Exploration accounting policy change

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when management has determined it is economically viable and it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  The comparative operating results for the three and six months ended June 30, 2008 were restated as follows:  expenses increased by $2.5 million and $3.2 million, net loss increased by $2.5 million and $3.2 million, and loss per common share increased by $0.03 and $0.04, respectively.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

4.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are comprised of:

	As at	As at
	June 30,	December 31,
	2009	2008
	$	$
Cash on dep osit at banks	407,661	392,170
Guaranteed investment certificates	7,537,500	9,087,500
M oney market funds	5,387,963	1,031,882
Certificates of dep osit	13,872,000	15,288,183

	27,205,124	25,799,735

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

The Company’s cash and cash equivalents of $27.2 million and short-term investments of $25.9 million consist of Canadian dollar and US dollar denominated guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.05% to 2.0% and mature at various dates up to April 30, 2010.  These instruments are maintained at financial institutions in Canada and the United States.  Of these amounts, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation; leaving approximately $52.7 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at June 30, 2009, the Company does not consider any of its financial assets to be impaired.

5.	Bonding and other deposits

Bonding and other deposits include $3,563,217 (December 31, 2008 – $2,556,815) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

6.	Mineral properties

	Canada	USA		Total

	Canadian	Lost Creek/	Other US
	Properties	Lost Soldier	Properties
	$	$	$	$

Balance, December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Acquisiton costs	-	-	478,466	478,466
Staking and claim costs	(30,021)	4,922	8,784	(16,315)
Labor costs	90	2,851	96,185	99,126
Material and supply costs	-		400	400
Outside service costs	-	-	50,682	50,682
Other costs	-	-	79	79
Write-off	(63,561)	-	(43,501)	(107,062)

Balance, June 30, 2009	523,668	24,324,489	7,466,040	32,314,197

Canada

The Company's Canadian properties include Screech Lake, which is located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the six months ended June 30, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

Creek and Lost Soldier projects, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000).

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, LC North and LC South, RS, and Bootheel and Buck Point, which are located in Wyoming.  During the second quarter of 2009, the Company wrote-off its Muggins’ Mountain claims in Arizona.

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisitions were primarily related to additions to the Company’s EN claim group.

7.	Capital assets

	June 30, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Light vehicles	661,743	289,250	372,493	656,184	215,238	440,946
Heavy mobile equipment	429,991	160,269	269,722	424,559	103,903	320,656
Machinery and equipment	780,085	325,977	454,108	780,085	232,390	547,695
Furniture and fixtures	224,380	65,279	159,101	189,987	48,829	141,158
Computer equipment	216,749	88,959	127,790	178,633	66,672	111,961
Software	163,578	82,875	80,703	125,411	56,523	68,888

	2,476,526	1,012,609	1,463,917	2,354,859	723,555	1,631,304

8.	Construction in progress

USA

Lost
Creek
$

Balance, December 31, 2008	323,093

Plant design costs	102,406
Plant equipment costs	302,137

Balance, June 30, 2009	727,636

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

9.	Asset retirement obligation

The Company has recorded $557,192 for asset retirement obligations (December 31, 2008 – $513,576) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

10.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders'
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	650,000	409,500			409,500
Non-cash stock compensation	-	-	474,974	-	474,974
Net loss and comprehensive loss	-	-	-	(9,442,706)	(9,442,706)

Balance, June 30, 2009	93,893,607	144,805,960	13,196,533	(68,283,394)	89,719,099

2009 issuances

In January 2009, the Company entered into certain agreements for the transfer of certain land claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.  The acquisitions were primarily related to additions to the Company’s EN claim group.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2008	6,228,700	1.95

Granted	1,075,473	0.66
Exercised	-	-
Forfeit	(30,368)	1.20
Expired	(11,200)	1.20

Outstanding, June 30, 2009	7,262,605	1.76

As at June 30, 2009, outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,440,800	1.4	2,440,800	1.4	November 17, 2010
2.01	75,000	1.7	75,000	1.7	March 25, 2011
2.35	1,450,000	1.8	1,450,000	1.8	April 21, 2011
2.75	379,200	2.2	399,200	2.2	September 26, 2011
4.75	45,000	2.9	45,000	2.9	May 15, 2012
3.67	200,000	3.0	200,000	3.0	July 15, 2012
3.00	437,500	3.1	437,500	3.1	August 9, 2012
3.16	50,000	3.2	50,000	3.2	September 17, 2012
2.98	50,000	3.3	50,000	3.3	October 5, 2012
4.07	30,000	3.4	30,000	3.4	November 7, 2012
2.11	25,000	3.7	19,000	3.7	March 19, 2013
1.65	983,800	3.9	752,200	3.9	May 8, 2013
1.72	25,000	4.1	13,500	4.1	August 6, 2013
0.71	996,305	4.6	320,153	4.6	February 9, 2014
0.64	75,000	4.7	7,500	4.7	March 11, 2014

1.76	7,262,605	2.5	6,289,853	2.2

During the six months ended June 30, 2009, the Company recorded a total of $474,974 related to stock option compensation (2008 – $2,048,886).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the six months ended June 30, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009

(expressed in Canadian dollars)

	2009	2008

Expected option life (years)	2.85 - 2.87	4.0
Expected volatility	83%	65%
Risk-free interest rate	1.4%	3.0% - 3.4%
Forfeiture rate	4.6%	-
Expected divident rate	0%	0%

11.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

		June 30, 2009
	Canada	United S tates	Total
	$	$	$

Bonding and other dep osits	-	3,584,025	3,584,025
M ineral properties	523,666	31,790,531	32,314,197
Cap ital assets	6,868	1,457,049	1,463,917
Construction in progress	-	727,636	727,636

		December 31, 2008
	Canada	United S tates	Total
	$	$	$

Bonding and other dep osits	-	2,578,825	2,578,825
M ineral exploration p rop erties	617,160	31,191,661	31,808,821
Cap ital assets	7,847	1,623,457	1,631,304
Construction in progress	-	323,093	323,093

12.	Commitments

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, request for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2009.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  A US$246,000 down payment was made, with a further US$615,370 payment required in the third quarter of 2009 and the final payment due upon completion.  An additional purchase order for US$319,357 was issued during the second quarter in order to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

As at June 30, 2009, the Company is committed to spend approximately $815,637 by December 31, 2009 for Canadian exploration in accordance with flow-through share agreements.